UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Tribune Media Company
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

896047 50 3
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,802,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,802,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

* Includes 2,238,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,011,897
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,011,897
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,011,897*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON CO

* Includes 1,742,780 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,386
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 234,386
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,386*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 15,349 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 129,944
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 129,944
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,944*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 8,567 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 129,944
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 129,944
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,944*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 8,567 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 129,944
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 129,944
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 8,567 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD LEADERS LIMA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,164,807
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,164,807
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,807*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

* Includes 457,837 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,164,807
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,164,807
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,807*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

* Includes 457,837 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,164,807
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,164,807
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,807*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

* Includes 457,837 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,164,807
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,164,807
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,807*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

* Includes 457,837 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,802,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,802,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

* Includes 2,238,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,802,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,802,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

* Includes 2,238,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,802,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,802,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

* Includes 2,238,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,802,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,802,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

* Includes 2,238,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,802,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,802,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

* Includes 2,238,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,802,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,802,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

* Includes 2,238,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, and Starboard Lima LLC, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 269,117 Shares beneficially owned by Starboard V&O Fund is approximately $8,308,715, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 1,742,780 Shares by Starboard V&O Fund is approximately  $65,844,548, excluding commissions. The aggregate purchase price of the 219,037 Shares beneficially owned by Starboard S LLC is approximately $7,536,335, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 15,349 Shares by Starboard S LLC is approximately $535,235, excluding commissions. The aggregate purchase price of the 121,377 Shares beneficially owned by Starboard C LP is approximately $3,924,871, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 8,567 Shares by Starboard C LP is approximately $298,740, excluding commissions. The aggregate purchase price of the 706,970 Shares beneficially owned by Starboard Lima LLC is approximately $21,010,530, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 457,837 Shares by Starboard Lima LLC is approximately $15,953,227, excluding commissions. The aggregate purchase price of the 247,813 Shares held in the Starboard Value LP Account is approximately $8,209,262, excluding brokerage commissions.  The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 13,553 Shares held in the Starboard Value LP Account is approximately $472,607, excluding commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 86,644,505 Shares outstanding, as of February 15, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2017.

A.	Starboard V&O Fund

(a)	As of the close of business on March 15, 2017, Starboard V&O Fund beneficially owned 2,011,897 Shares, including 1,742,780 Shares underlying certain forward purchase contracts.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 2,011,897
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,011,897
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 896047 50 3

B.	Starboard S LLC

(a)	As of the close of business on March 15, 2017, Starboard S LLC beneficially owned 234,386 Shares, including 15,349 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 234,386
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 234,386
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on March 15, 2017, Starboard C LP beneficially owned 129,944 Shares, including 8,567 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 129,944
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 129,944
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)
Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 129,944 Shares owned by Starboard C LP, including 8,567 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 129,944
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 129,944
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 896047 50 3

E.	Starboard R GP

(a)
Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 129,944 Shares owned by Starboard C LP, including 8,567 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 129,944
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 129,944
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Lima LLC

(a)	As of the close of business on March 15, 2017, Starboard Lima LLC beneficially owned 1,164,807 Shares, including 457,837 Shares underlying certain forward purchase contracts.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 1,164,807
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,164,807
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Lima LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard Leaders Fund

(a)
Starboard Leaders Fund, as a member of Starboard Lima LLC, may be deemed the beneficial owner of the 1,164,807 Shares owned by Starboard Lima LLC, including 457,837 Shares underlying certain forward purchase contracts.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 1,164,807
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,164,807
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Leaders Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Starboard Lima LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 896047 50 3

H.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Lima LLC, may be deemed the beneficial owner of the 1,164,807 Shares owned by Starboard Lima LLC, including 457,837 Shares underlying certain forward purchase contracts.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 1,164,807
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,164,807
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Starboard Lima LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Starboard A GP

(a)
Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 1,164,807 Shares owned by Starboard Lima LLC, including 457,837 Shares underlying certain forward purchase contracts.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 1,164,807
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,164,807
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Starboard Lima LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Starboard Value LP

(a)
As of the close of business on March 15, 2017, 261,366 Shares were held in the Starboard Value LP Account, including 13,553 Shares underlying certain forward purchase contracts.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Lima LLC, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,011,897 Shares owned by Starboard V&O Fund, (ii) 234,386 Shares owned by Starboard S LLC, (iii) 129,944 Shares owned by Starboard C LP, (iv) 1,164,807 Shares owned by Starboard Lima LLC, and (v) 261,366 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 3,802,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,802,400
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Lima LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 896047 50 3

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,011,897 Shares owned by Starboard V&O Fund, (ii) 234,386 Shares owned by Starboard S LLC, (iii) 129,944 Shares owned by Starboard C LP, (iv) 1,164,807 Shares owned by Starboard Lima LLC and (v) 261,366 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 3,802,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,802,400
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Lima LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,011,897 Shares owned by Starboard V&O Fund, (ii) 234,386 Shares owned by Starboard S LLC, (iii) 129,944 Shares owned by Starboard C LP, (iv) 1,164,807 Shares owned by Starboard Lima LLC and (v) 261,366 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 3,802,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,802,400
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Lima LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,011,897 Shares owned by Starboard V&O Fund, (ii) 234,386 Shares owned by Starboard S LLC, (iii) 129,944 Shares owned by Starboard C LP, (iv) 1,164,807 Shares owned by Starboard Lima LLC and (v) 261,366 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 3,802,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,802,400
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Lima LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 896047 50 3

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,011,897 Shares owned by Starboard V&O Fund, (ii) 234,386 Shares owned by Starboard S LLC, (iii) 129,944 Shares owned by Starboard C LP, (iv) 1,164,807 Shares owned by Starboard Lima LLC and (v) 261,366 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,802,400
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,802,400

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Lima LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of March 15, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Each of Starboard V&O Fund and Starboard Lima LLC first entered into forward contracts with Morgan Stanley as the counterparty on June 22, 2016 and December 22, 2016, respectively, providing for the purchase of an aggregate of 1,604,817 Shares and 58,269 Shares, respectively, having an aggregate purchase price of $61,033,640 and $2,019,892, respectively (each a “2016 Forward Contract”). Each of the 2016 Forward Contracts has a final valuation date of December 22, 2017, however, each of Starboard V&O Fund and Starboard Lima LLC has the ability to elect early settlement after serving notice to the counter-party of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. Each of the 2016 Forward Contracts provides for physical settlement. Until the settlement date, none of the 2016 Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

Each of Starboard V&O Fund, Starboard Lima LLC, Starboard S LLC, Starboard C LP and Starboard Value LP through the Starboard Value LP Account entered into forward contracts with Morgan Stanley as the counterparty on February 28, 2017, providing for the purchase of an aggregate of 137,963 Shares, 399,568 Shares, 15,349 Shares, 8,567 Shares and 13,553 Shares, respectively, having an aggregate purchase price of $4,810,908, $13,933,336, $535,235, $298,740 and $472,607, respectively (each a “2017 Forward Contract”). Each of the 2017 Forward Contracts has a final valuation date of August 28, 2018, however, each of Starboard V&O Fund, Starboard Lima LLC, Starboard S LLC, Starboard C LP and Starboard Value LP has the ability to elect early settlement after serving notice to the counter-party of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. Each of the 2017 Forward Contracts provides for physical settlement. Until the settlement date, none of the 2017  Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

CUSIP NO. 896047 50 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2017

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS LIMA LLC
By: Starboard Value A LP,
      its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 896047 50 3

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	57,973	33.7114	02/21/2017
Purchase of Common Stock	22,297	33.7367	02/21/2017
Purchase of Common Stock	8,919	33.7620	02/21/2017
Purchase of Forward Contract	137,963	34.8710	02/28/2017
Sale of Common Stock	(91,491)	37.5037	03/01/2017
Sale of Common Stock	(133,381)	38.4598	03/01/2017
Sale of Common Stock	(26,456)	37.2879	03/03/2017
Sale of Common Stock	(39,683)	37.3757	03/03/2017
Sale of Common Stock	(16,344)	37.8642	03/06/2017
Sale of Common Stock	(63,024)	37.8773	03/06/2017
Sale of Common Stock	(79,367)	38.0573	03/06/2017
Sale of Common Stock	(66,139)	39.6063	03/08/2017
Sale of Common Stock	(92,595)	39.1661	03/09/2017
Sale of Common Stock	(158,734)	39.2428	03/09/2017
Sale of Common Stock	(52,911)	39.2934	03/09/2017
Sale of Common Stock	(39,684)	38.8343	03/10/2017
Sale of Common Stock	(33,848)	38.1862	03/13/2017
Sale of Common Stock	(14,777)	38.2192	03/13/2017
Sale of Common Stock	(48,320)	38.2587	03/13/2017
Sale of Common Stock	(126,987)	38.3475	03/13/2017
Sale of Common Stock	(26,455)	38.0000	03/14/2017
Sale of Common Stock	(13,228)	38.0200	03/14/2017
Sale of Common Stock	(20,923)	38.0211	03/14/2017
Sale of Common Stock	(74,677)	38.1198	03/15/2017
Sale of Common Stock	(4,939)	38.1198	03/15/2017
Sale of Common Stock	(161,294)	38.0062	03/15/2017
Sale of Common Stock	(10,667)	38.0062	03/15/2017
Sale of Common Stock	(61,920)	38.1103	03/15/2017
Sale of Common Stock	(4,094)	38.1103	03/15/2017

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	6,450	33.7114	02/21/2017
Purchase of Common Stock	2,481	33.7367	02/21/2017
Purchase of Common Stock	992	33.7620	02/21/2017
Purchase of Forward Contract	15,349	34.8710	02/28/2017
Sale of Common Stock	(10,659)	37.5037	03/01/2017
Sale of Common Stock	(15,539)	38.4598	03/01/2017
Sale of Common Stock	(3,082)	37.2879	03/03/2017
Sale of Common Stock	(4,623)	37.3757	03/03/2017
Sale of Common Stock	(1,904)	37.8642	03/06/2017
Sale of Common Stock	(7,342)	37.8773	03/06/2017
Sale of Common Stock	(9,246)	38.0573	03/06/2017
Sale of Common Stock	(7,705)	39.6063	03/08/2017
Sale of Common Stock	(10,787)	39.1661	03/09/2017
Sale of Common Stock	(18,493)	39.2428	03/09/2017
Sale of Common Stock	(6,164)	39.2934	03/09/2017
Sale of Common Stock	(4,623)	38.8343	03/10/2017
Sale of Common Stock	(3,943)	38.1862	03/13/2017
Sale of Common Stock	(1,722)	38.2192	03/13/2017
Sale of Common Stock	(5,629)	38.2587	03/13/2017
Sale of Common Stock	(14,794)	38.3475	03/13/2017
Sale of Common Stock	(3,082)	38.0000	03/14/2017
Sale of Common Stock	(1,541)	38.0200	03/14/2017
Sale of Common Stock	(2,438)	38.0211	03/14/2017
Sale of Common Stock	(9,275)	38.1198	03/15/2017
Sale of Common Stock	(20,034)	38.0062	03/15/2017
Sale of Common Stock	(7,691)	38.1103	03/15/2017

CUSIP NO. 896047 50 3

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	3,599	33.7114	02/21/2017
Purchase of Common Stock	1,385	33.7367	02/21/2017
Purchase of Common Stock	554	33.7620	02/21/2017
Purchase of Forward Contract	8,567	34.8710	02/28/2017
Sale of Common Stock	(5,909)	37.5037	03/01/2017
Sale of Common Stock	(8,615)	38.4598	03/01/2017
Sale of Common Stock	(1,708)	37.2879	03/03/2017
Sale of Common Stock	(2,563)	37.3757	03/03/2017
Sale of Common Stock	(1,056)	37.8642	03/06/2017
Sale of Common Stock	(4,070)	37.8773	03/06/2017
Sale of Common Stock	(5,126)	38.0573	03/06/2017
Sale of Common Stock	(4,272)	39.6063	03/08/2017
Sale of Common Stock	(5,980)	39.1661	03/09/2017
Sale of Common Stock	(10,252)	39.2428	03/09/2017
Sale of Common Stock	(3,418)	39.2934	03/09/2017
Sale of Common Stock	(2,563)	38.8343	03/10/2017
Sale of Common Stock	(2,186)	38.1862	03/13/2017
Sale of Common Stock	(954)	38.2192	03/13/2017
Sale of Common Stock	(3,121)	38.2587	03/13/2017
Sale of Common Stock	(8,202)	38.3475	03/13/2017
Sale of Common Stock	(1,709)	38.0000	03/14/2017
Sale of Common Stock	(854)	38.0200	03/14/2017
Sale of Common Stock	(1,351)	38.0211	03/14/2017
Sale of Common Stock	(5,142)	38.1198	03/15/2017
Sale of Common Stock	(11,107)	38.0062	03/15/2017
Sale of Common Stock	(4,264)	38.1103	03/15/2017

STARBOARD LEADERS LIMA LLC

Purchase of Common Stock	55,003	33.7114	02/21/2017
Purchase of Common Stock	21,155	33.7367	02/21/2017
Purchase of Common Stock	8,462	33.7620	02/21/2017
Purchase of Forward Contract	399,568	34.8710	02/28/2017
Sale of Common Stock	(52,970)	37.5037	03/01/2017
Sale of Common Stock	(77,222)	38.4598	03/01/2017
Sale of Common Stock	(15,317)	37.2879	03/03/2017
Sale of Common Stock	(22,975)	37.3757	03/03/2017
Sale of Common Stock	(9,462)	37.8642	03/06/2017
Sale of Common Stock	(36,488)	37.8773	03/06/2017
Sale of Common Stock	(45,950)	38.0573	03/06/2017
Sale of Common Stock	(38,292)	39.6063	03/08/2017
Sale of Common Stock	(53,609)	39.1661	03/09/2017
Sale of Common Stock	(91,900)	39.2428	03/09/2017
Sale of Common Stock	(30,633)	39.2934	03/09/2017
Sale of Common Stock	(22,975)	38.8343	03/10/2017
Sale of Common Stock	(19,597)	38.1862	03/13/2017
Sale of Common Stock	(8,556)	38.2192	03/13/2017
Sale of Common Stock	(27,975)	38.2587	03/13/2017
Sale of Common Stock	(73,520)	38.3475	03/13/2017
Sale of Common Stock	(15,317)	38.0000	03/14/2017
Sale of Common Stock	(7,658)	38.0200	03/14/2017
Sale of Common Stock	(12,113)	38.0211	03/14/2017
Sale of Common Stock	(46,094)	38.1198	03/15/2017
Sale of Common Stock	(99,558)	38.0062	03/15/2017
Sale of Common Stock	(38,220)	38.1103	03/15/2017

CUSIP NO. 896047 50 3

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	6,975	33.7114	02/21/2017
Purchase of Common Stock	2,682	33.7367	02/21/2017
Purchase of Common Stock	1,073	33.7620	02/21/2017
Purchase of Forward Contract	13,553	34.8710	02/28/2017
Sale of Common Stock	(11,886)	37.5037	03/01/2017
Sale of Common Stock	(17,328)	38.4598	03/01/2017
Sale of Common Stock	(3,437)	37.2879	03/03/2017
Sale of Common Stock	(5,156)	37.3757	03/03/2017
Sale of Common Stock	(2,123)	37.8642	03/06/2017
Sale of Common Stock	(8,187)	37.8773	03/06/2017
Sale of Common Stock	(10,311)	38.0573	03/06/2017
Sale of Common Stock	(8,592)	39.6063	03/08/2017
Sale of Common Stock	(12,029)	39.1661	03/09/2017
Sale of Common Stock	(20,621)	39.2428	03/09/2017
Sale of Common Stock	(6,874)	39.2934	03/09/2017
Sale of Common Stock	(5,155)	38.8343	03/10/2017
Sale of Common Stock	(4,397)	38.1862	03/13/2017
Sale of Common Stock	(1,920)	38.2192	03/13/2017
Sale of Common Stock	(6,277)	38.2587	03/13/2017
Sale of Common Stock	(16,497)	38.3475	03/13/2017
Sale of Common Stock	(3,437)	38.0000	03/14/2017
Sale of Common Stock	(1,719)	38.0200	03/14/2017
Sale of Common Stock	(2,718)	38.0211	03/14/2017
Sale of Common Stock	(10,343)	38.1198	03/15/2017
Sale of Common Stock	(22,340)	38.0062	03/15/2017
Sale of Common Stock	(8,576)	38.1103	03/15/2017